
altrüus
Send Gifts. Easily.

Altrüus is the social gifting platform that connects retailers with profitable customers through their hyperlocal social groups

(B2B2C business/Marketplace)


Send gifts to your friends
Choose free or paid gifts based on your location and send them to your friends and family
START DISCOVERING
SKIP
Recieve gifts from your friends
Present your redemption code at the respective business location and get your gift!
START DISCOVERING
SKIP
Donate gifts to charity
In you are unable to redeem your gift, you can donate it and a charity in your area will get $1 donation.
START DISCOVERING
DONE

✓ VISION

To empower people to become happier through giving to friends, strangers, and non profits through the most friendly, social and emotional gifting platform.

✓ MISSION

To become the #1 global social and emotional gifting platform, that provides the best ROI to local retailers, restaurants and bars by creating a blockchain gift-card and e-gifting infrastructure.

WHAT PROBLEM DO WE SOLVE?

On one side we have a broken tech gifting industry that focuses on efficiencies instead of the real driver of gifting: emotions

On the other side we have retailers who want to connect with profitable customers. Daily deal sites are ineffective and traditional advertising provides vague metrics and low conversion rates

✓ With Altrüus retailers can leverage the existing relationships of their current customer base to grow organically and in a sustainable way, and use the blockchain to reduce non-value-adding regulations, and country border limitations.



THINK

V + Snapchat + Gift Card

Emotion is the ultimate personalization



We are adding disruptive value by focusing on the customers' real motivation for gifting: Emotions


100%
80%
60%
40%
20%
Why do you send gifts?
What do you like most about receiving gifts?
90%
Experiences
Shared story
Gift context
Relationship
Focus of current gifting platforms
4% Social obligation
12% Convenience
20% Usefulness
Usefulness 35%
I wouldn't buy for myself 10%
Expensive 8%

FREE GIFTS

Sponsored by businesses


Gifts
PAID
FREE
POPULAR
FEATURED
Monthly bakery lessons from @Huly
0.2 miles
18
FREE
Breakfast at @Daddy_Smith
0.2 miles
154
FREE
Booking sales at @Barner
0.2 miles
165
FREE
ALL GIFTS
Monthly bakery lessons from @Huly

Highly efficient marketing tool

- Drive Trial
- Increase Foot Traffic
- Increase Purchase Frequency
- Strengthen Brand Loyalty

Altrüus revenue

$100/month Free Gift membership

When inside your business, users can send gifts to their friends at no cost to them. They send the gift to those who are likely to perceive the gift as valuable, organically targeting those who are most likely to become new profitable customers of your business.

PAID GIFTS

Paid by users


Gifts
PAID
FREE
POPULAR
FEATURED
Monthly bakery lessons from @Huly
0.2 miles
18
FREE
Breakfast at @Daddy_Smith
0.2 miles
154
FREE
Booking sales at @Barner
0.2 miles
165
FREE
ALL GIFTS
Monthly bakery lessons
from @Huly

New Social mobile sales channel

- Increase Purchase Frequency
- Bottom Line Impact
- Offer a New Mobile Sales Channel

Altrüus revenue

15% of each transaction

Users can purchase a gift from your business, from anywhere in the world, and send it to a friend.

MVP TRACTION

(in Mexico)

10.5K app downloads


12,000
9,000
6,000
3,000
0
$.77
CAC
total of users and businesses
monthly new users and businesses

124 business locations


140
105
70
35
0
$83 CAC / $10K
LTV
total of users and businesses
monthly new users and businesses

16K gift redemptions Free Gifts **7X ROI**

HOW DO WE MAKE MONEY?

Revenue streams	Present	Future
$99 MRR per business location - membership		
15% commission on paid gift transactions		
Market research data - membership		
Direct communication with specific users/consumer groups		
Plug-in for other marketplaces		

HOW BIG IS THE OPPORTUNITY?

	Mexican market	US market
TAM	$3.51 Billion	$182.2 Billion
SAM	$2.96 Billion	$180.4 Billion
SOM	$523.7 million	$9.06 Billion

Mexican market

12K retail stores
40K restaurants/bars
18% Gifting industry

US market

24K retail stores
13.2K restaurants/bars
5% Gift-card industry











WHAT MAKES US DIFFERENT?

- ✓ EMOTIONAL GIFTING SOCIAL NETWORK
- ✓ Use gifts to leverage friendships (consumer group relationships) to drive traffic to retail stores
- ✓ 20 second gifting process
- ✓ Social currency
- ✓ Significantly underserved gift-card and e-gifting industry in Mexico and Latin America
- ✓ Global gift-card and e-gifting on the blockchain

TEAM



CEO and Founder

Francisco Bonilla Kuhlmann

- Banking: Senior investment strategist
- 2x Founder
- BSc Business/Marketing + Graduate degree Organizational Development/ Innovation



CTO

Harry Facundo Hernandez

- Full Stack developer
- 2x Founder

Part time employees

6 Team members

2x User and business acquisition
1x Social media
1x Project Manager
2x Android, iOS Developers

ADVISORY

Accelerator company

www.capitalfactory.com

Mentor network
Investor network

Accelerator alumni nov ’17

www.batchery.com

Mentor network
Investor network

Zajno

www.zajno.com

Use Experience design



Rick Rubin

Executive Vice President
Strategic Partnerships
National Gift Card (NGC)

Large retailer sales and partnerships



Jake Sloan

Brand Manager
RedBull

Brand Identity